

October 12, 2012

<u>Via E-mail</u>
Nicholas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

> **Re:** **Net Servicos de Comunicacao S.A.**
> **Amendment No. 1 to Schedule TO-T/13E-3 filed October 4, 2012 by**
> **Embratel Participacoes S.A. et al**
> **File No. 5-84654**

Dear Mr. Grabar:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Draft Offer to Purchase – Exhibit (a)(1)(i)</u>

1. Refer to comment 10 in our initial comment letter dated August 23, 2012 and the revised disclosure on pages 18-19 of the Offer to Purchase. While you note that the CVM is continuing to consider whether to require you to obtain a second valuation report, you don't directly answer the question posed in our initial comment regarding your decision not to obtain such a report despite the request by Petitioning Shareholders at this time or if the CVM does not ultimately require you to do so. Please revise to address.

<u>Position of the Offerors Regarding Fairness of the Tender Offers, page 24</u>

2. Refer to the revised disclosure in the second bullet point on page 25. Expand to more specifically and expansively address why the filing persons believe that the offer price is fair despite the fact that it is below the midpoint of the range for the shares established by BTG Pactual in its discounted cash flow analysis. We note the new disclosure that BTG Pactual considers the discounted cash flow methodology to be the most appropriate method for determining the value of these shares.

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions